UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# FORM CB
(Amendment No. 1)

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | ☐ |
| Securities Act Rule 802 (Exchange Offer) | ☒ |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | ☐ |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | ☐ |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | ☐ |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | ☒ |

**Dampskibsselskabet af 1912, Aktieselskab**
(Name of Subject Company)

**The Steamship Company of 1912, Limited**
(Translation of Subject Company's Name into English (if applicable))



**Kingdom of Denmark**
(Jurisdiction of Subject Company's Incorporation or Organization)

**Aktieselskabet Dampskibsselskabet Svendborg**
(Name of Person(s) Furnishing Form)

**A-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab**
**A-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab**
**B-shares, nominal value DKK 1,000 per share of Dampskibsselskabet af 1912, Aktieselskab**
**B-shares, nominal value DKK 500 per share of Dampskibsselskabet af 1912, Aktieselskab**
(Title of Class of Subject Securities)

**Not Applicable**
(CUSIP Number of Class of Securities (if applicable))

**Michael V. Møller, Esq.**
**Dampskibsselskabet af 1912, Aktieselskab**
**50, Esplanaden**
**DK-1098 Copenhagen K. Denmark**
**Telephone: +45 3363 3665**
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

With a copy to:
**Martin F. Conniff, Esq.**
**Morgan Lewis & Bockius, LLP**
**101 Park Avenue**
**New York, NY 10178**
**212 309 6000**

**May 6, 2003**
(Date Tender Offer/Rights Offering Commenced)

## PART I – INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a) Not applicable.

(b) Not applicable.

**Item 2. Informational Legends**

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of each document furnished as an exhibit to this Form.

## PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

| Exhibit No. | Description |
|---|---|
| II(1)-1* | English translation of Announcement to the Copenhagen Stock Exchange, dated May 6, 2003, concerning the merger plan of Dampskibsselskabet af 1912, Aktieselskab ("1912") and Aktieselskabet Dampskibsselskabet Svendborg ("Svendborg"), with the enclosures listed below as Exhibits II(1)-2 through II(1)-8. |
| II(1)-2* | English translation of joint Merger Plan, dated May 6, 2003, prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg. |
| II(1)-3* | English translation of Appendix to joint Merger Plan containing amendments to Articles of Association of Svendborg that shall immediately after the merger apply to Svendborg, as the surviving company. |
| II(1)-4* | English translation of joint Merger Statement, dated May 6, 2003, concerning the merger plan prepared by the boards of directors of 1912 and Svendborg relating to the merger of 1912 and Svendborg. |
| II(1)-5* | Merger Accounts as at 1 January 2003 for the merger between Svendborg and 1912, dated May 6, 2003. |
| II(1)-6* | English translation of Valuation Experts' Statements and Opinions, dated May 6, 2003, concerning merger consideration for the shares of 1912 and security of creditors in the individual companies, relating the merger of 1912 and Svendborg. |
| II(1)-7* | English translation of Prospectus, dated May 6, 2003, prepared by Svendborg for the purpose of the issue of bonus shares to the shareholders of Svendborg in accordance with the joint Merger Plan. |
| II(1)-8* | English translation of Prospectus, dated May 6, 2003, prepared by 1912 for the purpose of the issue of bonus shares to the shareholders of 1912 in accordance with the joint Merger Plan. |

* Previously furnished to the Securities and Exchange Commission as part of Form CB submitted on May 7, 2003.

II(1)-9 English translation of advertisement published in the Danish Gazette in Denmark on May 10, 2003, concerning information regarding where copies of the prospectuses could be obtained.

II(1)-10 Wall Street Journal advertisement published on May 12, 2003, concerning information regarding where copies of the prospectuses could be obtained.

(2) Not applicable.

(3) Not applicable.

## PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form previously filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 7, 2003.

**PART IV – SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AKTIESELSKABET DAMPSKIBSSELSKABET SVENDBORG

By: ______________________________
Name: Eivind Kolding
Title: Executive Vice President and Chief Financial Officer

By: ______________________________
Name: Michael V. Møller
Title: Vice President, General Counsel

Date: ~~May 12~~, 2003

**Exhibit II(1)-9**

**Announcement of bonus share issue prospectus for Aktieselskabet Dampskibsselskabet Svendborg.**

On May 6, 2003 through the Copenhagen Stock Exchange Aktieselskabet Dampskibsselskabet Svendborg published a bonus share issue prospectus regarding the issue of bonus shares to the shareholders of the company in the amount of DKK 1,490,400,000. The prospectus will be available to the public at the company's address, Esplanaden 50, 1098 Copenhagen K, at Danske Bank in Copenhagen located at Holmens Kanal 2-12, 1092 Copenhagen K, and at Danske Bank in Svendborg located at Møllergade 2, 5700 Svendborg. Furthermore, the prospectus can be ordered by telephone at Danske Bank, Corporate Actions, phone +45 43 39 49 69.

**Announcement of bonus share issue prospectus for Dampskibsselskabet af 1912, Aktieselskab.**

On May 6, 2003 through the Copenhagen Stock Exchange Dampskibsselskabet af 1912, Aktieselskab published a bonus share issue prospectus regarding the issue of bonus shares to the shareholders of the company in the amount of DKK 1,080,000,000. The prospectus will be available to the public at the company's address, Esplanaden 50, 1098 Copenhagen K, at Danske Bank in Copenhagen located at Holmens Kanal 2-12, 1092 Copenhagen K, and at Danske Bank in Svendborg located at Møllergade 2, 5700 Svendborg. Furthermore, the prospectus can be ordered by telephone at Danske Bank, Corporate Actions, phone +45 43 39 49 69.

**Exhibit II(1)-10**

**Announcement of bonus share issue prospectus for Aktieselskabet Dampskibsselskabet Svendborg**

On May 6, 2003 through the Copenhagen Stock Exchange Aktieselskabet Dampskibsselskabet Svendborg published a bonus share issue prospectus regarding the issue of bonus shares to the shareholders of the company in the amount of DKK 1,490,400,000. The prospectus will be available to the public at the company's address, Esplanaden 50, 1098 Copenhagen K, at Danske Bank in Copenhagen located at Holmens Kanal 2-12, 1092 Copenhagen K, and at Danske Bank in Svendborg located at M llergade 2, 5700 Svendborg. Furthermore, the prospectus can be ordered by telephone at Danske Bank, Corporate Actions, phone +45 43 39 49 69.

**Announcement of bonus share issue prospectus for Dampskibsselskabet af 1912, Aktieselskab**

On May 6, 2003 through the Copenhagen Stock Exchange Dampskibsselskabet af 1912, Aktieselskab published a bonus share issue prospectus regarding the issue of bonus shares to the shareholders of the company in the amount of DKK 1,080,000,000. The prospectus will be available to the public at the company's address, Esplanaden 50, 1098 Copenhagen K, at Danske Bank in Copenhagen located at Holmens Kanal 2-12, 1092 Copenhagen K, and at Danske Bank in Svendborg located at M llergade 2, 5700 Svendborg. Furthermore, the prospectus can be ordered by telephone at Danske Bank, Corporate Actions, phone +45 43 39 49 69.

This document and the transactions contemplated herein (collectively, the "Transactions") regards Dampskibsselskabet af 1912, Aktieselskab, and Aktieselskabet Dampskibsselskabet Svendborg which are Danish companies. The Transactions involve the securities of Danish companies and are subject to disclosure requirements in Denmark that are different from those of the United States. Financial statements included or referred to in the document, if any, have been prepared in accordance with Danish accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies' registered domiciles and principal places of business are located in Denmark, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.